UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at May 26, 2016

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H8, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits

1.1	Agency Agreement, dated May 26, 2016, among Northern Dynasty Minerals Ltd., Global Securities Corporation and Industrial Alliance Securities Inc.*

5.1	McMillan LLP Opinion dated May 26, 2016 (regarding offering of Units pursuant to Agency Agreement)*

5.2	McMillan LLP Opinion dated May 26, 2016 (regarding direct offering of Units)*

99.1	Press Release dated May 26, 2016*

* The foregoing Exhibits are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-209921), filed with the SEC on March 04, 2016, as amended March 22, 2016 and declared effective on March 30, 2016, pursuant to the United States Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: May 26, 2016

/s/ Trevor Thomas
________________________________
Trevor Thomas
Secretary